PRICER

PRESS RELEASE

from Pricer AB (publ) 13 April 2006

Notice of Annual General Meeting

Notice is hereby given to attend the Annual General Meeting of Pricer AB (publ) to be held at Scandic Infra City, Kanalvägen 10, Upplands Väsby, at 5 pm on Thursday, 11 May 2006.

Notification of attendance

Shareholders who wish to participate in the Annual General Meeting must be recorded in the register of shareholders maintained by the Swedish Central Securities Depository & Clearing Organisation, VPC AB, no later than Friday, 5 May 2006, and must notify the Company of their intention to participate no later than 4 pm on Monday, 8 May 2006, in writing to Pricer AB (publ), Bergkällavägen 20-22, SE-192 79 Sollentuna, Sweden, by telephone +46 8 505 582 00, by fax +46 8 505 582 01 or by e-mail: info@pricer.com. The notification should include the shareholder's name, address, telephone number, personal or corporate identity number and the number of shares held.

To be entitled to participate in the Meeting, shareholders whose shares are registered in the name of a trustee must have the shares temporarily re-registered in their own name. Shareholders must notify their trustees well in advance of 5 May 2006.

Where applicable, evidence of the right to attend, such as a form or proxy or corporate registration certificate, should be sent to Pricer AB prior to the Meeting.

Agenda

1. Opening of the Meeting.
2. Election of the Chairman of the Meeting.
3. Drawing up and approval of the voting list.
4. Approval of the agenda.
5. Election of one or two persons to verify the minutes.
6. Decision as to whether the Meeting has been duly convened.
7. Address by the President of Pricer AB.
8. Presentation of the annual report, the consolidated financial statements and the audit report.

9. Resolutions regarding
   a) adoption of the statements of income and balance sheets of the Parent Company and the Group
   b) appropriation of the Company's accumulated deficit in accordance with the adopted balance sheet
   c) discharge from liability for the Members of the Board of Directors and the President.

10. Determination of fees to be paid to the Board of Directors and the Auditors.

11. Election of the Board members.

12. Adoption of the new Articles of Association.

13. Authorisation for the issuance of shares.

14. Authorisation for the President to make formal changes in connection with registration.

15. Adjournment of the Meeting.

Appropriation of accumulated deficit (item 9b above)

The Board of Directors proposes that no dividend be paid for the 2005 financial year.

Adoption of new Articles of Association (item 12 above)

The Board of Directors proposes that the Annual General Meeting adopt new Articles of Association, consisting of the following changes in relation to the current Articles of Association: (1) removal of the rule regarding the par value of the share and replacement with a rule specifying the number of shares in the Company; (2) amendment of the rule on preferential rights to include setoff issues and the issuance of warrants or convertibles; (3) removal of the rule specifying the term of office of the Auditor; (4) amendment of the rules for notice of General Meeting so that notice shall always be given in the form of an announcement in the Official Gazette (Post- och Inrikes Tidningar) and in Svenska Dagbladet; (5) amendment stating that shareholders who wish to participate in the Meeting must be included in a transcription or other representation of the complete share register to five weekdays prior to the Meeting; (6) amendment whereby the term "General Meeting" is in certain instances replaced with "Annual General Meeting"; and (7) amendment of the rule regarding the CSD (central securities depository) reservation and replacement with a wording stating that the Company's shares must be recorded in a CSD register pursuant the Financial. Instruments Accounts Act (1998:1479).

The proposed amendments to the Articles of Association are principally an adaptation to the new Swedish Companies Act (2005:551), effective 1 January 2006. In order for the resolution to pass, it must be supported by shareholders representing more than two thirds of both the number of votes exercised and the number of votes represented at the Meeting.

Authorisation for the issuance of shares (item 13 above)

The Board of Directors proposes that the Annual General Meeting grant authorisation for the Board to decide, on one or several occasions during the period before the next Annual General Meeting, on the issuance of not more than 30 000 000 class B shares. In connection with such issuance of shares, the Board shall be authorised to depart from the preferential rights of shareholders, with or without a decision regarding contribution in kind.

The reason for departure from preferential rights and non-cash issue is to enable the Company to issue shares in connection with the acquisition of companies, operations and rights.

In order for the resolution to pass, it must be supported by shareholders representing more than two thirds of both the number of votes exercised and the number of votes represented at the Meeting.

Documents for the Annual General Meeting

The Annual Report and the Audit Report for the 2005 financial year are available on the Company's website as of 11 April 2006. During week 16, these documents will be distributed to shareholders with a holding of more than 50,000 shares registered in their own name on 31 March 2006. The Board of Directors' proposals for decision will be available as of 27 April 2006. All of the above documents will also be mailed on request to shareholders who provide their postal address.

Sollentuna, April 2006

Pricer AB (publ)
Board of Directors

For further information, please contact:
Jan Forssjö, President and CEO, Pricer AB: +46 8 505 582 00

***Pricer**, founded in 1991 in Sweden, is a leading supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems that significantly improve customer profitability and productivity.*

With the widest product range on the market, Pricer's ESL systems are installed in more than 1 300 stores on three continents. Customers include the second largest retail chain in the world and some of the foremost retail chains in Europe, Japan and the USA. Pricer, in co-operation with qualified partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB (publ) is quoted on the O list of the Stockholm Stock Exchange. For further information, please visit Pricer´s website. A subscription service for online news releases via e-mail is available on the website.

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Telephone: +46 8 505 582 00
Corporate Identity number: 556427-7993